EXHIBIT 99.1

Kinross Gold Corporation 25 York Street, 17th Floor Toronto, ON Canada M5J 2V5

NEWS RELEASE

Kinross issues clarification regarding announcement by
Southridge Enterprises

Toronto, Ontario, December 27, 2012 – Kinross Gold Corporation (TSX: K; NYSE: KGC) would like to clarify a news release issued by Southridge Enterprises Inc. (“Southridge”) on December 26th, 2012 announcing a joint partnership between itself and Kinross relating to the Cinco Minas and Gran Cabrera properties in Mexico. The news release contained a number of statements regarding the value and status of the joint venture, and a quote from a Kinross employee.

Kinross wishes to make clear that there is no such joint partnership, joint venture or other similar such arrangement or agreement in place, and nor do we expect there to be such a joint partnership, agreement, acquisition, investment or other equivalent transaction involving Kinross and Southridge in the foreseeable future. The statements regarding the value and status of the joint partnership are, to the best of Kinross’ knowledge, without any basis in fact. The statement attributed to the Kinross employee in the Southridge news release was incorrectly attributed to him.

About Kinross Gold Corporation

Kinross is a Canadian-based gold mining company with mines and projects in Brazil, Canada, Chile, Ecuador, Ghana, Mauritania, Russia and the United States, employing approximately 8,000 people worldwide. Kinross maintains listings on the Toronto Stock Exchange (symbol:K) and the New York Stock Exchange (symbol:KGC).

Media Contact

Steve Mitchell
Vice-President, Corporate Communications
phone: 416-365-2726
steve.mitchell@kinross.com

Investor Relations Contact

Tom Elliott
Vice-President, Investor Relations
phone: 416-365-3390
tom.elliott@kinross.com